Filed by Xylem Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Evoqua Water Technologies Corp.

Commission File No.: 001-38272

Translations to follow.

What you need to know:

When Evoqua joins Xylem:

•	Rodney Aulick will be appointed to continue to lead the Integrated Services and Solutions for the combined company as its President, effective at closing.

•	Snehal Desai will be appointed Xylem’s Chief Growth and Innovation Officer, effective at closing, and will lead growth, innovation, and integration execution for the combined company.

•

Upon closing, the combined company headquarters will be in Washington, DC. Following closing, we anticipate phasing out the Evoqua headquarters site in Pittsburgh, but will maintain a significant footprint in the city.

•	View the Frequently Asked Questions on the Hub for more information.

Dear colleagues,

As we plan for the mid-year combination of Xylem and Evoqua, I am pleased to share some senior leadership decisions intended to take effect on “Day 1,” after the closing of the Xylem-Evoqua transaction, when we begin working as one company:

Effective post-closing, Rodney Aulick will continue to lead the Integrated Solutions and Services (ISS) team – currently a separate Evoqua segment – reporting to Matthew Pine, Xylem’s Chief Operating Officer. ISS offers services and solutions for critical water applications, with a focus on treatment, industrial and municipal process water, utility water and wastewater. After closing, we expect ISS will continue to be a separately managed business while leveraging the additional solutions that Xylem’s portfolio can provide to our customers. The current ISS leadership team reporting to Rodney is expected to continue to serve in their current roles, while helping us expand these unique solutions into various international markets.

As our integration planning continues to advance around how we can best leverage this new combined platform to serve our customers post-closing, we expect to be able to communicate further structural and people decisions over the coming weeks. These decisions will include how to best organize our combined treatment capabilities (i.e., Evoqua’s Applied Product Technologies (APT) segment and Xylem’s Treatment business) and their leadership and will become effective post-closing.

Also effective post-closing, Snehal Desai will be appointed Chief Growth and Innovation Officer, reporting to Matthew Pine. From Day 1, Snehal will lead the combined company’s enterprise approach to improving our focus on customer experience and outcomes, and driving profitable growth. He will also lead the evolution of the combined company’s Innovation, Technology and Product functions. Dave Flinton and his team will report to Snehal when our companies come together. Additionally, effective today, Snehal will lead the Integration Management Team for both planning and execution on behalf of Evoqua, and will focus on driving revenue synergies from the planned combination of Xylem and Evoqua. Tony Milando and Jim Kohosek will continue to work closely together to support him.

The other changes above will take effect only upon the closing of the transaction. We do not anticipate any changes in personnel on my CEO staff, at closing – that is, the leaders of Finance, Human Resources & Sustainability, Legal & Compliance, Strategy & External Affairs, and the Chief Operating Officer.

As previously announced, and effective after closing, our global headquarters will be in Washington, DC, co-located with the Reservoir Center for Water Solutions. After closing, we will invest in Evoqua’s Pittsburgh Innovation Hub, as a center of excellence and maintain a footprint in Pittsburgh where our locally based colleagues can work and meet. We anticipate phasing out the current Evoqua headquarters site in Pittsburgh. The timing of changes that will affect other Xylem and Evoqua colleagues through post-closing integration is being worked out, and we will share more details as decisions are made.

Before closing, the transaction is subject to approval by both Xylem and Evoqua shareholders and customary regulatory approvals. Xylem and Evoqua will continue to operate as two separate companies until the closing of the transaction. Our operations will continue to be “business as usual” through this time.

While we await the necessary regulatory and shareholder approvals to bring our companies together, integration planning is moving forward, and we will communicate important decisions that will take effect after closing as soon as we can. Thank you for your patience as that planning continues, and please keep sharing your questions here on the Xylem + Evoqua integration site.

What’s essential, now, on Day 1 and beyond, is to always stay focused on the single most important thing: serving our customers and communities. Delivering on our 2023 commitments will make our two strong companies even stronger when combined.

Thank you for all that you do, every day, to solve water.

Patrick Decker

President and CEO

***

About Rodney Aulick

Rodney is currently EVP, Integrated Solutions and Services Segment at Evoqua. He has 25+ years of experience in the water treatment industry, including his recent roles leading Evoqua’s Industrial Segment and Products and Technology division. Previously, he worked at predecessor companies Siemens Water Technologies as Vice President of its Industrial Equipment Division and Light Industry Segment, and at US Filter Corporation in various field services management roles.

About Snehal Desai

Snehal is currently EVP, Chief Growth and Sustainability Officer at Evoqua. Previously, he worked as Global Business Director at Dow Water & Process Solutions, where over a 20-year span he held various sales, marketing, business development and technical service and development roles. Earlier in his career, Snehal led commercial and business development for Segetis and NatureWorks LLC. He is on the board of directors for the U.S. Water Alliance and the Board of Trustees for Chatham University.

Additional Information and Where to Find It

In connection with the proposed transaction between Xylem Inc. (“Xylem”) and Evoqua Water Technologies Corp. (“Evoqua”), Xylem has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Xylem and Evoqua that also constitutes a prospectus of Xylem. The registration statement has not been declared effective by the SEC. The joint proxy statement/prospectus will be mailed or otherwise disseminated to shareholders of Xylem and stockholders of Evoqua after the registration statement has been declared effective by the SEC. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Xylem and stockholders of Evoqua. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about Xylem and Evoqua, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Xylem will be available free of charge on Xylem’s website at www.xylem.com or by contacting Xylem’s Investor Relations Department by email at andrea.vanderberg@xylem.com or by phone at +1 (914) 260-8612. Copies of the documents filed with the SEC by Evoqua will be available free of charge on Evoqua’s internet website at www.evoqua.com or by contacting Evoqua Water Technologies Corp., 210 Sixth Avenue, Suite 3300, Pittsburgh, PA 15222, ATTN: General Counsel and Secretary.

Participants in the Solicitation

Xylem, Evoqua and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Xylem is set forth in Xylem’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on March 29, 2022, and Xylem’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 24, 2023. Information about the directors and executive officers of Evoqua is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on December 23, 2022, and Evoqua’s Annual Report on Form 10-K for the fiscal year ended September 30, 2022, which was filed with the SEC on November 16, 2022. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Xylem or Evoqua using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Generally, the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “contemplate,” “predict,” “forecast,” “likely,” “believe,” “target,” “will,” “could,” “would,” “should,” “potential,” “may” and similar expressions or their negative, may, but are not necessary to, identify forward-looking statements.

Such forward-looking statements, including those regarding the timing, consummation and anticipated benefits of the transaction described herein, involve risks and uncertainties. Xylem’s and Evoqua’s experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the shareholders of Xylem or stockholders of Evoqua or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of Xylem or Evoqua; the ability of Xylem and Evoqua to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of overall industry and general economic conditions, including inflation, interest rates and related monetary policy by governments in response to inflation; geopolitical events, including the war between Russia and Ukraine, and regulatory, economic and other risks associated therewith; and continued uncertainty around the ongoing impacts of the COVID-19 pandemic, as well as broader macroeconomic conditions. Other factors that might cause such a difference include those discussed in Xylem’s and Evoqua’s filings with the Securities and Exchange Commission (the “SEC”), which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in Xylem’s and Evoqua’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Xylem and Evoqua undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.